May 31, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	AA Mission Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 18, 2024

CIK No. 0002012964

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 15, 2024, relating to the Company’s Draft Registration Statement on Form S-1 filed via EDGAR on April 18, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement Submitted April 18, 2024

Cover Page

1.	Please clearly disclose whether the legal and operational risks associated with the majority of your officers and directors being based in or having significant ties to China could result in a material change in your search for a target company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2-3 to address the Staff’s comment.

2.	Please revise the disclosure on the cover page to clearly state that only holders of Class B ordinary shares will have the right to "vote" on the appointment of directors before and in connection with the initial business combination. See the disclosure beginning on page 158. Please also reconcile the disclosure on page 23, which states the class A and B shares vote together as one class on all matters, with the disclosure here and on page 158.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 23 and 164 to address the Staff’s comment.

3.	We note the statement that of the proceeds from this offering and the private placement units, "$301,500,000 ... will be deposited into a trust account, after deducting $4,500,000 in underwriting discounts ... and an aggregate of $7,500,000 ... to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering." Please explain how you calculated this amount given that you are seeking to raise $300 million in this IPO and the concurrent private placement will raise $7,590,000. After deducting the underwriting expenses and the working capital amount, the amount available to place in the trust would only be $295,590,000.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

Summary
Permission Licenses or Approvals Required from PRC Authorities, page 10

4.	We note your disclosure on page 12 regarding the Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you have complied with your obligations under the Trial Measures, and the risks to investors of noncompliance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12 and 82 to address the Staff’s comment.

5.	Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 11 to address the Staff’s comment.

Risks
Summary of Risk Factors, page 37

6.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 38 and 76 to address the Staff’s comment.

Risk Factors, page 39

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 76 and 79-80 to address the Staff’s comment.

8.	We note the disclosure on the cover page and in the risk factor on page 43 that the proceeds in the trust account and the interest earned on the trust account shall not be used to pay any excise tax. It is unclear how you determined the proceeds in the trust and the interest earned on the account would not be used to pay for any excise tax due, in particular post business combination or in connection with a court order or bankruptcy after a redomestication.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 43 to address the Staff’s comment.

9.	Please reconcile the risk factor disclosure on page 68 where you discuss the risks related to acquiring control through contractual arrangements with the disclosure on the prospectus cover page that you will not acquire a company with China operations consolidated through a variable interest entity structure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 68-69 to address the Staff’s comment.

If we are deemed to be an unregistered investment company under the Investment Company

Act...., page 51

10.	Please revise this risk factor to disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 51-52 to address the Staff’s comment.

Exchange controls that exist in the PRC may restrict or prevent us from using the proceeds.....,

11.	Please address any impact PRC law or regulation may have on shareholder redemption rights here and elsewhere as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 72 to address the Staff’s comment.

Permitted Purchases of Our Securities, page 125

12.	We note your disclosure on page 126 stating that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, directors, executive officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the statement on page 125 that "the purpose of any such purchases of shares could be to vote such shares in favor of the initial business combination." We also note disclosure on page 151 and elsewhere stating that “[i]n the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders have agreed to vote their founder shares, and they and the other members of our management team have agreed to vote any founder shares they hold and any shares purchased during or after the offering in favor of our initial business combination.” Please reconcile or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 131-132 and 157 to address the Staff’s comment.

Notes to Financial Statements

Note 7: Shareholder’s Equity, page F-14

13.	We note you have classified the private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Private Placement Warrants are identical to the Public Warrants (collectively, the “warrants”) except for transfer restrictions outside permitted transferees. There are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. As such, the specific provisions that would alter the terms of the Private Placement Warrants if held by non-permitted holders are not applicable.

In addition to the above, please see below our analysis under ASC 815-40.

Background

Each whole warrant entitles the registered holder to purchase one ordinary share of the Company at a price of $11.50 per share on the later of 30 days after the completion of an initial business combination Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of ordinary shares. This means that only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of an initial business combination, or earlier upon redemption or liquidation.

The Company agrees that as soon as practicable, but in no event later than thirty (30) Business Days after the closing of its initial Business Combination, it shall use its commercially reasonable efforts to file with the Commission a post-effective amendment to the Registration Statement, or a new registration statement registering, under the Securities Act, the issuance of the Class A Shares issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such post-effective amendment or registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Agreement. If any such post-effective or registration statement has not been declared effective by the ninetieth (90th) Business Day following the closing of the initial Business Combination, holders of the Warrants shall have the right, during the period beginning on the ninety-first (91st) Business Day after the closing of the initial Business Combination and ending upon such post-effective amendment or registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Class A Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” as determined in accordance with the terms of the warrant agreement.

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the last sale price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for share splits, Sub-division, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the completion of the initial Business Combination and ending on the third trading day prior to the date on which notice of the redemption is given (the “Measurement Period”).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described above, management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless” basis.

The private warrants (including the ordinary shares issuable upon exercise of the private warrants) will not be transferable, assignable or saleable until 30 days after the completion of an initial business combination, subject to certain limited exceptions. Otherwise, the private warrants have terms and provisions that are identical to those of the public warrants being sold as part of the units in this offering, including as to redemption, exercise price, exercisability and exercise period.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described below under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Additionally, in no event will the Company be required to net cash to settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Analysis

The Company analyzed the features of the private warrants in order to determine whether such warrants should be accounted for as (1) an equity instrument or (2) a liability (or in some cases an asset).

ASC 480-10-25 requires the following instruments to be classified as a liability:

1.	Mandatorily Redeemable Financial Instruments

2.	Obligations to Repurchase Issuer’s Equity Shares by Transferring Assets

3.	Certain Obligations to Issue a Variable Number of Shares

ASC 480-10-25-8 indicates that an entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b.	It requires or may require the issuer to settle the obligation by transferring assets.

The private warrants do not meet the two criteria above under ASC 480-10-25-8, and thus the second point under ASC 480-10-25 is not met.

ASC 480-10-25-14 requires liability classification if the issuer must or may settle the financial instrument by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount.

b.	Variations in something other than the fair value of the issuer’s equity shares.

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares.

The warrants do not meet any of the three criteria above under ASC 480-10-25-14, and thus the third point under ASC 480-10-25 is not met.

Based on the above analysis, the Company concludes that the warrants do not exhibit any of three characteristics of ASC 480-10-25, and, therefore, is outside the scope of ASC 480.

To be classified as an equity instrument under ASC 815-40, the warrants must meet two conditions:

●	They are indexed to the SPAC’s stock.

●	They meet the criteria for equity classification (i.e., the SPAC controls the ability to settle the warrants in shares; note that these criteria are relevant even if the contract requires settlement in shares).

To check whether warrants are indexed to the SPAC’s stock: ASC 815-40-15 contains a two-step model that an entity must apply to determine whether the warrants are indexed to the SPAC’s stock.

Step 1 — The exercise or settlement of the contract (“contingent exercise provisions”). The following features, which are exercise contingencies that generally exist, would not preclude the warrants from being indexed to the SPAC’s stock under step 1 of ASC 815-40-15:

●	The warrants are exercisable only if the SPAC completes a business combination.

●	The warrants are no longer exercisable if the SPAC liquidates.

●	The SPAC can force early exercise of the warrants through certain redemption features.

●	The exercise price of the warrants shall be $11.50 per full share. The Company may call the warrants for a redemption price of $0.01 per warrant at any time if notice of not less than 30 days is given and the last sale price of the Common Stock has been at least $18.00 for any 20 trading days within a 30-trading day period ending on the third day prior to the day on which notice is given (the “Force-Call Provision”)

Step 2 — The monetary value of the settlement amount (i.e., factors that affect the settlement amount, or “settlement provisions”). The warrants generally contain multiple provisions that adjust the settlement amount to compensate the holders for lost time value upon an early exercise or settlement. For such provisions to not preclude the warrants from being considered indexed to the SPAC’s stock under step 2 of ASC 815-40-15, the entity must conclude that the adjustment (e.g., the increase in the number of additional Ordinary Shares issuable) represents a reasonable amount of compensation to the holder for lost time value.

The issuer’s redemption option effectively shortens the maturity of the option if (1) share price is greater than $18.00 and (2) the issuer decides to redeem the warrant. It does not impact the strike price of the warrant or the number of shares issued under the warrant. As a result, this feature would be analyzed under step one of the indexation guidance. Under step one, share price is a market price, but it is the issuer’s own share price and the issuer’s decision to redeem the warrant is not an observable market price or index. As a result, this warrant would be considered indexed to a company’s own stock at inception.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity.

The initial balance sheet classification of contracts generally is based on the concept that:

a.	Contracts that require net cash settlement are assets or liabilities

b.	Contracts that require settlement in shares are equity instruments

Further, an entity shall observe both of the following:

a)	If the contract provides the counterparty with the choice of net cash settlement or settlement in shares, Subtopic ASC 815-40-25 assumes net cash settlement.

b)	If the contract provides the entity with a choice of net cash settlement or settlement in shares, ASC 815-40-25 assumes settlement in shares.

Therefore, contracts that are settled by gross physical delivery of shares or net share settlement may be equity instruments. Contracts that require or permit the investor to require a reporting entity to net cash settle are accounted for as assets or liabilities at fair value with changes in fair value recorded in earnings. Contracts that a reporting entity could be required to settle in cash should be accounted for as an asset or liability at fair value, regardless of whether net cash settlement would only occur under a remote scenario.

For a shares-settled contract to be classified as equity, each of the following additional conditions in ASC 815-40-25 must also be met to ensure that the issuer has the ability to settle the contract in shares (all of the conditions must be met).

a.	Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

b.	Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period, the derivative instrument could remain outstanding.

c.	Contract contains an explicit share limit. Although the agreement does not contain an explicit share limit in order to meet criteria (c) of ASC 815-40-25-10 which would preclude the warrant to be classified in equity, the EY guide (section B.4.4.3) states that equity contracts often include adjustment mechanisms to the number of issuable shares based on specified events (i.e. adjustments based on future share issuance). If an entity can demonstrate that such events are within the entity’s control an all other equity classification criteria are met, it is reasonable to conclude that the share limit condition is met.

As noted in section 4.1.1 of the warrant agreement, whenever the number of issued and outstanding shares is adjusted by a share dividend or by share sub-division, the number of shares issuable on exercise of each warrant shall too be adjusted in proportion to such adjustment.

d.	No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the SEC.

e.	No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

f.	No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

g.	No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

The Company notes that the terms of the private placement warrants meet all of the above criteria.

Extracts from the SPAC Warrant Agreement

The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen (15) Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law), provided, that the Company shall provide at least three (3) days’ prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants. See Section 3.1 of the Warrant Agreement.

Adjustments in exercise price under than those which are to compensate the holders for lost time value upon an early exercise or settlement as discussed above. See Section 4 of the Warrant Agreement.

Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the last sales price of the Ordinary Shares equals or exceeds $18.00 per share (subject to adjustment in accordance with Section 4 hereof) (the “Redemption Trigger Price”), on each of twenty (20) trading days within any thirty (30) trading day period commencing at least 150 days after the completion of the initial Business Combination and ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1(b); provided, however, that if and when the warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification. See Section 6 of the Warrant Agreement.

Conclusion:

Based upon the above analysis, the Company concluded that all private warrants satisfy the conditions noted in ASC 815 and 480 as required to be classified as equity.

General

14.	Please clearly disclose the location of the sponsor.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 2 to address the Staff’s comment.

15.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to all of your officers and directors being located in China. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 71 and 204 to address the Staff’s comment.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp.